Exhibit 99.2

FOR IMMEDIATE RELEASE

Gregory Shepard Proposes Amicable Transaction to Donegal Group Inc.

Bloomington, Illinois, June 18, 2014 (NASDAQ: “DCICA” and “DGICB”) – Gregory Mark Shepard announced today that he has sent a letter to the Boards of Directors of Donegal Group Inc. (“DGI”) and Donegal Mutual Insurance Company (“Donegal Mutual”) proposing an amicable transaction. The letter, in part, states as follows:

Today, in accordance with Donegal Mutual’s current business strategy to remain as an independent mutual insurance company, I propose another amicable transaction in which I would: (1) Purchase from DGI Class A Shareholders approximately 3,971,000 Class A Shares through (a) market purchases and/or (b) privately negotiated acquisitions, or alternatively (c) a tender offer, presumably at a premium purchase price; and (2) Sell my 397,100 Class B Shares to Donegal Mutual or a third party.

I believe that this proposed transaction is consistent with Donegal Mutual’s strategy over the years. DGI’s Class B Shares have one vote per share, and its Class A Shares have 1/10 of a vote per share. Since January 1, 2004, Donegal Mutual has increased its ownership from 61.5% to 76.0% of the outstanding Class B Shares by acquiring 710,611 Class B Shares at prices up to $23.75 per share. At the same time, DGI has substantially diluted the Class A Shares through granting stock options, primarily to Don Nikolaus and his friends on the Board and in management. In this regard, see the attached report from Duff & Phelps dated April 10, 2013, which was issued before DGI granted 2,543,500 additional options on December 19, 2013, increasing DGI’s outstanding options from 6,700,825 as of December 31, 2012 to 7,201,434 as of December 31, 2013.

If this proposal is accepted, my Class A ownership would increase but my ownership of the outstanding combined Class A and Class B voting rights would remain under 10% and require no regulatory approval. If you agree to this transaction, I would hold 36.6% of the 20,937,567 outstanding Class A Shares. Accordingly, I would like to discuss with you my and/or my representatives having seats on the Boards of Directors of both DGI and Donegal Mutual.

This proposal would be in the best interests of both DGI and Donegal Mutual, their policyholders, and their other constituencies, as it would give Donegal Mutual what it wants – namely, more Class B Shares; and it would also give the Class A Shareholders what they want, which is liquidity and the opportunity to sell their shares at a premium over the then-prevailing market price. My proposed transaction would be subject to all applicable regulatory approvals, which you would not oppose, as this transaction would be consensual.

I am available to meet with the DGI and Donegal Mutual Boards to explain why I believe such an amicable transaction would be in the best interests of Donegal Mutual and DGI, and their policyholders, shareholders, employees and other constituencies. On behalf of all DGI shareholders, I sincerely hope that you accept my invitation.

The above-referenced Duff & Phelps report on DGI’s options is available here: http://www.sec.gov/Archives/edgar/data/800457/000113379613000033/v341053_ex99-a1k.htm.

This press release is not intended to, and it does not, constitute (i) a solicitation of a proxy, consent or authorization for any special meeting of DGI’s stockholders or (ii) a solicitation of a consent or authorization in the absence of any such meeting.